Haddan & Zepfel LLP
Corporate and Securities Lawyers
500 Newport Center Drive, Suite 580
Newport Beach, CA 92660
(949) 706-6000
(515) 474-8659 (facsimile)
www.haddanzepfel.com
April 3, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, DC. 20549-4561
Attn: Melissa Feider

Re:	CAM Commerce Solutions, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed on November 19, 2007
Form 8-K filed on February 13, 2008
File No. 000-16569
Dear Ms. Feider
     This will confirm our respective voice mail messages in which I advised you and you acknowledged that my client, CAM Commerce Solutions, Inc., will need 20 business days to respond to the comments in the Staff letter dated April 1, 2008.

Very truly yours,
/s/ Jon R. Haddan Jon R. Haddan